                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              Westford Group, Inc.
                              (Name of the Issuer)

                              Westford Group, Inc.
                            Bancinsurance Corporation

                        Bancinsurance Acquisitions, Inc.

                                    Si Sokol
                                   John Sokol
                                 James R. Davis
                                Daniel D. Harkins
                      (Name of Person(s) Filing Statement)

                         Common Stock, without par value
                         (Title of Class of Securities)
                                   960260 1 07
                      (CUSIP Number of Class of Securities)

                                    Si Sokol
                                 20 E. Broad St.
                              Columbus, Ohio 43215
                                  (614)228-2800

                                 with a copy to:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                                 41 S. High St.
                              Columbus, Ohio 43215
                                 (614) 227-1953

 (Name Address and Telephone Number of person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c. [ ] A tender offer.
         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in box (a) are preliminary copies: [X]

                            Calculation of Filing Fee

            ---------------------------------------------------------
               Transaction Value*          Amount of filing fee
                   $958,094                      $191.62
            ---------------------------------------------------------

*Pursuant to Rule 0-11(c)(1), the filing fee was calculated by taking one-fiftieth of one percent of the proposed cash payment ($958,094) to security holders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $191.62
Form or Registration No.: Preliminary Schedule 14A
Filing Party: Westford Group, Inc.
Date Filed: August 4, 1999

                              CROSS REFERENCE SHEET

Certain information required to be filed in response to the Items in this
Schedule 13E-3 is included in the Proxy Statement of Westford Group, Inc. ("Westford"), regarding the approval by Westford's shareholders of an Agreement and Plan of Merger, dated as of July 19, 1999, among Bancinsurance Corporation ("Bancinsurance"), Bancinsurance Acquisitions, Inc. ("Acquisitions") and Westford, filed in connection with this transaction, (hereinafter "Proxy Statement"). Such referenced information is indicated below and is hereby incorporated by reference into the response to the item to which it relates.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)      No cross reference.

(b)      No cross reference.

(c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Market for the Company's Common Stock and Related Security Holder Matters."

(d)      No cross reference.

(e)      Not applicable.

(f)      Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

As to Westford: For information about officers and directors see Proxy Statement
- "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

As to Bancinsurance and Acquisitions: For information about officers and directors see the Proxy Statement - "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

As to Messrs. Si Sokol, John Sokol, Davis and Harkins:

(a)      No cross reference.

(b)      No cross reference.

(c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

(d) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

(e)      No cross reference.

(f)      No cross reference.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

As to Bancinsurance and Mr. Si Sokol:

(a)(1) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(a)(2)  Not applicable.

(b)(i)  Not applicable.

(b)(ii) Not applicable.

As to Acquisitions and Messrs John Sokol, Davis and Harkins:

(a)(1)  Not applicable.

(a)(2)  Not applicable.

(b)(i)  Not applicable.

(b)(ii) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION

(a) See Proxy Statement "THE MERGER - Structure and Effect of the Merger," "SPECIAL FACTORS - Accounting Treatment," "SPECIAL FACTORS - Federal Income Tax Consequences," "THE MERGER - Regulatory Compliance," "THE MERGER - Appraisal Rights," "THE MERGER - Merger Consideration," "THE MERGER - Procedure for Payment," "THE MERGER - Pre-Closing Covenants," "THE MERGER - Representations and Warranties," "THE MERGER - Conditions to Closing," "THE MERGER - Termination," "THE MERGER - Indemnification," and "THE MERGER - Amendment."

(b)     See Proxy Statement "THE MERGER - Merger Consideration."

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(b)     Not applicable.

(c) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(d)     Not applicable.

(e) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(f)     No cross reference.

(g)     No cross reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     No cross reference.

(b)     No cross reference.

(c)     No cross reference.

(d)     Not applicable.

ITEM 7. PURPOSES(S), ALTERNATIVES, REASONS AND FACTS.

As to Bancinsurance, Westford, Merger, and Messrs. Si Sokol, John Sokol, Davis and Harkins:

(a)     See Proxy Statement  "SPECIAL FACTORS - Reasons for the Merger."

(b)     Not applicable.

(c) See Proxy Statement "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Reasons for the Merger."

(d) See Proxy Statement "SPECIAL FACTORS - Reasons for the Merger," "SPECIAL FACTORS - Accounting Treatment," "SPECIAL FACTORS - Federal Income Tax Consequences," "SPECIAL FACTORS - Interests and Intentions of Certain Persons," and "SPECIAL FACTORS - The Company will go Private."

ITEM 8. FAIRNESS OF TRANSACTION.

(a) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons," "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(b) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," and "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(c) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," and "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(d) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(e) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(f)     See Proxy Statement "SPECIAL FACTORS - Background of the Merger."

ITEM 9. REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS.

(a)     See Proxy Statement "SPECIAL FACTORS - Fairness Opinion."

(b)     See Proxy Statement "SPECIAL FACTORS - Fairness Opinion."

(c)     See Proxy Statement "SPECIAL FACTORS - Fairness Opinion."

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

As to Bancinsurance:

(a)     Not applicable.

(b)     Not applicable.

As to Acquisitions:

(a) See Proxy Statement "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

(b)     Not applicable.

As to Messrs. Si Sokol, John Sokol, Davis and Harkins:

(a) See Proxy Statement - "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(b)     Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

See Proxy Statement "THE MERGER - Structure and Effect of the Merger", "THE MERGER - Merger Consideration," "THE MERGER - Procedure for Payment," "THE MERGER - Representations and Warranties," "THE MERGER - Pre-Closing Covenants," "THE MERGER - No Solicitation," "THE MERGER - Conditions to Closing," "THE MERGER - Termination," "THE MERGER - Indemnification," and "THE MERGER - Amendment."

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH RESPECT TO THE TRANSACTION.

(a) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(b) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)     See Proxy Statement "THE MERGER - Appraisal Rights."

(b)     No cross reference.

(c)     Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a)     See Proxy Statement "FINANCIAL STATEMENTS OF THE COMPANY."

(b)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a)     See Proxy Statement "SPECIAL FACTORS - Reasons for the Merger."

(b)     Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

(a)     Not applicable.

ITEM 17. EXHIBITS.

(a)     Not applicable.

(b)     See Appendix B to the Proxy Statement.

(c)     See Appendix A to the Proxy Statement.

(d)     Proxy Statement.

(e)     See Appendix C to the Proxy Statement.

(f)     Not applicable.

                        RULE 13e-3 TRANSACTION STATEMENT

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)      Westford Group, Inc.
         20 E. Broad St.
         Columbus, Ohio 43215

(b) Common Stock, without par value (hereinafter the "Common Stock"), 1,713,706 shares issued and outstanding as of August 30, 1999 approximately 2,071 shareholders of record as of August 30, 1999.

(c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Market for the Company's Common Stock and Related Security Holder Matters."

(d)      No dividends have been paid in the last two years.

(e)      Not applicable.

(f)      Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed jointly by:

Westford:         (a)    Westford Group, Inc., an Ohio corporation ("Westford").

                  (b)    20 E. Broad St.
                         Columbus, Ohio 43215

                  (c) Westford is a codifier of Municipal and County Codes of Ordinances.

                  (e)(f) Neither Westford nor any of its officers or directors has been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)    Not applicable.

Bancinsurance:    (a)    Bancinsurance Corporation, an Ohio corporation
                         ("Bancinsurance").

                  (b)    20 E. Broad St.
                         Columbus, Ohio 43215

                  (c) Bancinsurance is a specialized property and casualty niche product insurer.

                  (d)    Not applicable.

                  (e)(f) Neither Bancinsurance nor any of its officers or
                         directors has been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)    Not applicable.

Acquisitions:     (a)    Bancinsurance Acquisitions, Inc., an Ohio corporation
                         and wholly owned subsidiary of Bancinsurance
                         ("Acquisitions").

                  (b)    20 E. Broad St.
                         Columbus, Ohio 43215

                  (c) Acquisitions is a special purpose subsidiary created for the acquisition of Westford.

                  (d)    Not applicable.

                  (e)(f) Neither Acquisitions nor any of its officers or
                         directors has been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)    Not applicable.

Affiliates:       (a)    Si Sokol.

                  (b)    20 E. Broad St.
                         Columbus, Ohio 43215

                  (c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (d) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (e)(f) Mr. Si Sokol has not been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)     United States.

                  (a)     John Sokol.

                  (b)     20 E. Broad St.
                          Columbus, Ohio 43215

                  (c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (d) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (e)(f) Mr. John Sokol has not been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)     United States.

                  (a)     James R. Davis.

                  (b)     20 E. Broad St.
                          Columbus, Ohio 43215

                  (c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (d) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (e)(f) Mr. Davis has not been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)     United States.

                  (a)     Daniel D. Harkins.

                  (b)     4369 Dorington Road
                          Columbus, Ohio 43220

                  (c) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (d) See Proxy Statement - "INFORMATION REGARDING THE COMPANY - Directors and Executive Officers."

                  (e)(f) Mr. Harkins has not been convicted in a criminal proceeding, and has never been a party to a civil, judicial or administrative proceeding which found it in violation of federal or state securities laws or enjoined further violations of such laws or prohibited any activities under such laws.

                  (g)     United States.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

As to Bancinsurance and Mr. Si Sokol:

(a)(1) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(a)(2)  Not applicable.

(a)(i)  Not applicable.

(a)(ii) Not applicable.

As to Acquisitions and Messrs John Sokol, Davis and Harkins:

(a)(1)  Not applicable.

(a)(2)  Not applicable.

(b)(i)  Not applicable.

(b)(ii) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) See Proxy Statement "THE MERGER - Structure and Effect of the Merger," "SPECIAL FACTORS - Accounting Treatment," "SPECIAL FACTORS - Federal Income Tax Consequences," "THE MERGER - Regulatory Compliance," "THE MERGER - Appraisal Rights," "THE MERGER - Merger Consideration," "THE MERGER - Procedure for Payment," "THE MERGER - Pre-Closing Covenants," "THE MERGER - Representations and Warranties," "THE MERGER - Conditions to Closing," "THE MERGER - Termination," "THE MERGER - Indemnification," and "THE MERGER - Amendment."

(b)      See Proxy Statement "THE MERGER - Merger Consideration."

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(b)      Not applicable.

(c) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(d)      Not applicable.

(e) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(f)      The Common Stock will be eligible for termination of registration.

(g) Acquisitions, as the survivor of the Merger, plans to file a Form 15 with the Securities and Exchange Commission upon consummation of the merger of Westford Group into Acquisitions and thereby cease filing reports pursuant to Section 15(d) of the Act.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Bancinsurance intends to use its line of credit to fund the exchange price ($958,094). The balance of expenses ($75,200) will be funded by Westford from working capital. The total amount of funds is estimated to be $1,033,294.

(b)      Itemized expenses

         Exchange of common stock - $  958,094

         Legal -                    $   20,000
         Fairness opinion -             20,000

         Accounting -                   10,000
         Printing -                      5,000
         Transfer and Exchange
            Agent fees                  20,000
         Filing fees (Form 13E-3)          200

         TOTAL                      $1,033,294

(c) Bancinsurance has an uncollateralized $10,000,000 revolving credit line with Fifth Third Bank. The revolving credit agreement provides for interest payable quarterly at the bank's prime rate less one-half percent (7 3/4% at August 30, 1999).

(d)      Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND FACTS.

         As to Bancinsurance, Westford, Merger, and Messrs. Si Sokol, John Sokol, Davis and Harkins:

(a)      See Proxy Statement  "SPECIAL FACTORS - Reasons for the Merger."

(b)      Not applicable.

(c) See Proxy Statement "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Reasons for the Merger."

(d) See Proxy Statement "SPECIAL FACTORS - Reasons for the Merger," "SPECIAL FACTORS - Accounting Treatment," "SPECIAL FACTORS - Federal Income Tax Consequences," "SPECIAL FACTORS - Interests and Intentions of Certain Persons," and "SPECIAL FACTORS - The Company will go Private."

ITEM 8. FAIRNESS OF TRANSACTION.

(a) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons in the Merger," "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(b) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(c) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(d) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(e) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," "SPECIAL FACTORS - Background of the Merger," and "SPECIAL FACTORS - Reasons for the Merger."

(f)      See Proxy Statement "SPECIAL FACTORS - Background of the Merger."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) See Proxy Statement "SPECIAL FACTORS - Fairness Opinion," and Appendix B of the Proxy Statement which is annexed to this Schedule 13E-3.

(b)      See Proxy Statement "SPECIAL FACTORS - Fairness Opinion."

(c)      See Proxy Statement "SPECIAL FACTORS - Fairness Opinion."

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

As to Bancinsurance:

(a)      Not applicable.

(b)      Not applicable.

As to Acquisitions:

(a) See Proxy Statement "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

(b)      Not applicable.

As to Messrs. Si Sokol, John Sokol, Davis and Harkins:

(a) See Proxy Statement - "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

(b)      Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

See Proxy Statement "THE MERGER - Structure and Effect of the Merger", "THE MERGER - Merger Consideration," "THE MERGER - Procedure for Payment," "THE MERGER - Representations and Warranties," "THE MERGER - Pre-Closing Covenants," "THE MERGER - No Solicitation," "THE MERGER - Conditions to Closing," "THE MERGER - Termination," "THE MERGER - Indemnification," and "THE MERGER - Amendment."

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH RESPECT TO THE TRANSACTION.

(a) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

(b) See Proxy Statement "SPECIAL FACTORS - Interests and Intentions of Certain Persons."

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)      See Proxy Statement "THE MERGER - Appraisal Rights."

(b) No provision has been made to allow unaffiliated security holders to obtain access to the corporate files of Westford or to obtain counsel or appraisal services at the expense of the issuer.

(c)      No applicable.

ITEM 14. FINANCIAL INFORMATION.

(a)      See Proxy Statement "FINANCIAL STATEMENTS OF THE COMPANY."

(b)      Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) Westford, Acquisitions, Bancinsurance, and Messrs. Si Sokol, John Sokol, Harkins and Davis anticipate that Westford's employees and assets will be utilized in the same manner after the transaction as they were before the transaction. See Proxy Statement "SPECIAL FACTORS
         - Reasons for the Merger."

(b) No persons will be employed, retained or compensated by Westford or any affiliate to make solicitations or recommendations in connection with this transaction.

ITEM 16. ADDITIONAL INFORMATION.

(a)      Not applicable.

ITEM 17. EXHIBITS.

(a)      Not applicable.

(b) See Appendix B to the Proxy Statement (filed with this Schedule 13E-3 as Exhibit 17(d)).

(c) See Appendix A to the Proxy Statement (filed with this Schedule 13E-3 as Exhibit 17(d)).

(d)      Proxy Statement.

(e) See Appendix C to the Proxy Statement (filed with this Schedule 13E-3 as Exhibit 17(d)).

(f)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Bancinsurance Corporation                Westford Group, Inc.

By: /s/ Si Sokol                         By: /s/ Si Sokol
   ------------------------------           ------------------------------
Its: Chairman                            Its: President
    -----------------------------            -----------------------------
Date:  August 31, 1999                   Date:  August 31, 1999

Bancinsurance Acquisitions, Inc.

By: /s/ Si Sokol
   ------------------------------
Its: President
    -----------------------------
Date: August 31, 1999



Si Sokol:

/s/ Si Sokol
---------------------------------
Si Sokol
Date:  August 31, 1999

John Sokol:

/s/ John Sokol
---------------------------------
John Sokol
Date:  August 31, 1999

James R. Davis:

/s/ James R. Davis
---------------------------------
James R. Davis
Date:  August 31, 1999

Daniel D. Harkins


/s/ Daniel D. Harkins
-----------------------------
Daniel D. Harkins
Date:  August 31, 1999